SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                              ISLAND PACIFIC, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    464478106
                                 (CUSIP Number)

                                Michael Robinson
                  Corporate Secretary and Group Legal Director
                               The Sage Group plc
                                   Sage House
                                Benton Park Road
                      Newcastle upon Tyne NE7 7LZ, England
                          Telephone: +44 (191) 294 3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 1100
                               Palo Alto, CA 94301
                            Telephone: (650) 470-4500

                                November 14, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 24, 2003 (the "Schedule 13D"), by The Sage Group plc, a company organized under the laws of England, with respect to the shares of common stock, $0.0001 par value per share, of Island Pacific, Inc. (formerly, SVI Solutions, Inc.). Except as indicated in this Amendment No. 1, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.       Purpose of Transaction.

              The date referred to in the third sentence of the fifth paragraph of Item 4 of the Schedule 13D is hereby amended and corrected by replacing "March 24, 2003" with "March 24, 2004."

              Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following sentence at the end of the fifth paragraph:

              By agreement of the parties, such partial exercise of the option granted pursuant to the Beck Option Agreement was satisfied by the issuance by the Company, on September 17, 2003, of 500,000 shares of Common Stock constituting accrued dividends on the Series A Preferred Stock in the names of various financial institutions.

Item 5.       Interest in Securities of the Issuer.

              The number of shares of Series A Preferred Stock referred to in clause (ii) of Item 5(a) - (b) of the Schedule 13D is hereby amended and corrected by replacing "136,788" with "141,000".

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 1, 2004                    The Sage Group plc



                                          By:   /s/ Paul Walker
                                                ______________________________
                                          Name:  Paul Walker
                                          Title: Chief Executive Officer